EXHIBIT 2.1

FIRST AMENDMENT TO ASSET PURCHASE AGREEMENT

          THIS FIRST AMENDMENT ("Amendment") is made as of March 24, 2006, by and among (i) D&W Food Centers, Inc., a Michigan corporation; (ii) D&W Associate Resources, LLC, a Michigan limited liability company; (iii) Family Fare, LLC, a Michigan limited liability company; (iv) Prevo's Family Markets, Inc., a Michigan corporation; and (v) the Guarantors. Capitalized terms used in this Amendment and not otherwise defined have the meanings set forth in the asset purchase agreement by and among Purchaser, Seller and Guarantors dated December 17, 2005 (the "Asset Purchase Agreement").

          NOW, THEREFORE, in consideration of the mutual promises set forth in the Asset Purchase Agreement and below, the Parties agree as follows:

          1.          Purchase Price Adjustment. The Asset Purchase Agreement shall be amended to provide for a Purchase Price adjustment to address certain potential claims of the Parties (as detailed below) and the removal of all Register Cash from the Remaining Retail Stores by Seller as of the Closing Date. As a result, the following provision of the Asset Purchase Agreement shall be amended as follows:

          Section 1.3(a) of the Asset Purchase Agreement shall be amended to replace "Forty-five Million Dollars ($45,000,000)" with "Forty-two Million Eight Hundred Sixty-two Thousand Dollars ($42,862,000)."

          2.          Payment of Purchase Price. The Asset Purchase Agreement shall be amended to provide for the retention of a certain portion of the Escrow Funds for an additional one year period to address unasserted real and personal property tax liabilities, and to provide for the escrow of certain additional funds to address roof defects and the payment of contractors and subcontractors associated with the build-out of the Caledonia Retail Store. As a result, the following provisions of the Asset Purchase Agreement shall be amended as follows:

          Section 1.3(c)(i) of the Asset Purchase Agreement shall be amended to replace "Forty-Three Million Dollars ($43,000,000)" with "Forty Million Two Hundred Nine Thousand Three Hundred Dollars ($40,209,300)."

          Section 1.3(c)(ii) shall be deleted and replaced in its entirety with the following:

          (ii)          At Closing, Purchaser and Seller agree that a portion of the Purchase Price equal to Two Million Dollars ($2,000,000) (the "Escrow Funds") shall be placed in escrow with a mutually agreed upon escrow agent ("Escrow Agent") to be held in accordance with the escrow agreement attached as Exhibit I (the "Escrow Agreement"). The Escrow Agreement shall provide for the distribution of Escrow Funds in connection with the amounts that Seller may owe to Purchaser following the Closing arising pursuant to Section 5.10 (Coupons and Gift Certificates) and Section 7.2 (General Indemnification). On the Closing Date, Purchaser shall deposit with Escrow Agent the Escrow Funds in immediately available United States funds by wire transfer pursuant to instructions provided by Escrow Agent. The Escrow Agreement shall also provide that the then-total amount of Escrow Funds exceeding the sum of (i) One

Million Three Hundred Thousand Dollars ($1,300,000) and (ii) any amounts then associated with pending claims (for which notice has been delivered) against the Escrow Funds reasonably estimated by Purchaser, shall be disbursed to Seller on the date that is fifteen (15) months after the Closing Date (for greater clarity, if the Closing Date is March 27, 2006, the date on which such distribution shall take place shall be June 27, 2007). The Escrow Agreement shall further provide the then-total amount of Escrow Funds exceeding the sum of (i) Three Hundred Thousand Dollars ($300,000) and (ii) any amounts then associated with pending claims (for which notice has been delivered) against the Escrow Funds reasonably estimated by Purchaser, shall be disbursed to Seller on the second (2nd) anniversary of the Closing Date. The sum of Three Hundred Thousand Dollars ($300,000) retained following the second (2nd) anniversary shall be available to address real and personal property tax liabilities of Seller for which a pending claim has not been asserted as of the second (2nd) anniversary of the Closing Date. All remaining Escrow Funds (less any amounts associated with then pending claims (for which notice has been delivered) against the Escrow Funds reasonably estimated by Purchaser) shall be disbursed to Seller on the third (3rd) anniversary of the Closing Date.

          (iii)          Purchaser and Seller agree that a portion of the Purchase Price equal to: (A) Two Hundred Sixty-Five Thousand Seven Hundred Dollars ($265,700) shall be placed in escrow to address certain roof defects in accordance with Section 5.13 of the Agreement and the escrow agreement attached as Exhibit A to this Amendment; and (B) Three Hundred Eighty-Seven Thousand Dollars ($387,000) shall be placed in escrow to assure payment of the contractors and subcontractors associated with the Retail Store located in Caledonia in satisfaction of Seller's obligations arising under Section 5.20 of the Agreement and in accordance with the escrow agreement attached as Exhibit B to this Amendment. Nothing in this Section 1.3(c)(iii) shall affect Purchaser's right to seek indemnification from the Escrow Funds, Seller, or the Guarantors if the amount necessary to repair such roof defects exceeds Two Hundred Sixty-Five Thousand Seven Hundred Dollars ($265,700) or the amount required to pay contractors and subcontractors exceeds Three Hundred Eighty-Seven Thousand Dollars ($387,000).

          3.          Register Cash. The Asset Purchase Agreement shall be amended to provide for no Register Cash to remain in the Remaining Retail Stores as of the Closing Date as follows:

          Section 1.1(a)(i) of the Asset Purchase Agreement shall be deleted and replaced in its entirety with "[Reserved]."

          Section 1.1(b)(ii) of the Asset Purchase Agreement shall be deleted and replaced in its entirety with the following: "cash and cash equivalents (other than security deposits and amounts payable to Purchaser hereunder).

          The definition of Register Cash set forth in Article VIII shall be deleted in its entirety.

          4.          Reduction of Basket Amount. The Asset Purchase Agreement shall be amended to reduce the Basket Amount as follows:

          Section 7.2(a) shall be amended to replace "Five Hundred Thousand Dollars ($500,000)" with "Two Hundred Fifty Thousand Dollars ($250,000)."

          5.          Effective Time of Closing. The Asset Purchase Agreement shall be amended to provide for the Closing to be effective as of 12:01 a.m. on the Closing Date. As a result, the following provisions of the Asset Purchase Agreement shall be amended as follows:

          Section 1.2(a) shall be deleted and replaced in its entirety with the following:

          (a)          Assumed Liabilities. Subject to the conditions set forth in this Agreement, as of the Closing Date, Purchaser shall assume only the following debts, liabilities and obligations of Seller to the extent relating to the Purchased Assets (collectively, the "Assumed Liabilities"): Seller's obligations under the Assumed Contracts first arising on the Closing Date (but only to the extent such Assumed Contracts are assigned to Purchaser, and specifically excluding any liability or obligation relating to or arising out of such Assumed Contracts by Seller as a result of (A) any breach of, default under or event which, with the passage of time, would become a default under, such Assumed Contract occurring prior to the Closing Date (whether or not any claim has been brought), (B) any violation of law, breach of warranty, tort or infringement occurring prior to the Closing Date (whether or not any claim has been brought); or (C) any charge, complaint, action, suit, proceeding, hearing, investigation, claim or demand for acts or omissions occurring prior to the Closing Date).

          The penultimate sentence of Section 1.5(a) shall be amended to read as follows: "The Closing shall be deemed effective as of 12:01 a.m. Eastern Time on the Closing Date."

          Section 9.2(c) shall be deleted and replaced in its entirety with the following:

          (c)          Non-assumption of Tax Liabilities. For avoidance of doubt, Purchaser is not assuming, and Seller shall remain obligated for, (i) any liabilities and/or obligations of any kind or nature relating to Taxes of Seller (including any related liabilities and/or obligations arising in connection with unclaimed property laws) and (ii) with respect to the Purchased Assets, any Tax liabilities and/or obligations accrued for, applicable to or arising from any period ending before the Closing Date (including, without limitation, any liabilities for property taxes, penalties and interest relating to any period or portion thereof ending before the Closing Date, regardless of whether such property taxes, penalties or interest are assessed or levied before or after the Closing Date).

For purposes of this Agreement, in the case of any Taxes that are imposed on a periodic basis and are payable for a taxable period that includes (but does not end on) the Closing Date, the portion of such Tax which relates to the portion of such taxable period ending prior to the Closing Date shall in the case of any Taxes other than Taxes based upon or related to income, receipts, capital or surplus, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending prior to the Closing Date and the denominator of which is the number of days in the entire taxable period, and in the case of any Tax based upon or related to income, receipts, capital or surplus be deemed equal to the amount which would be payable if the relevant taxable period ended on the day prior to the Closing Date. Notwithstanding the foregoing sentence, property taxes payable pursuant to Leases shall be prorated between Seller and Purchaser in accordance with Section 1.4.

Purchaser is not assuming, and Seller shall remain obligated for any liabilities for property taxes relating to the period before the Closing Date and for penalties and interest relating to the period before and after the Closing Date (whether payable directly to the taxing authority or to any landlord under the Leases) as a result of, in connection with, relating or incidental to or by virtue of Seller's failure to give notice to the appropriate assessing office of any "transfer of ownership" as required by MCL 211.27a, including, without limitation, Seller's failure to give notice of a conveyance by lease with a "total duration" of more than thirty-five (35) years, or Seller's failure to give notice of a lease granting the tenant a "bargain purchase option," both as defined in MCL 211.27a. Seller's liabilities under the previous sentence shall include, without limitation, (i) any additional property taxes (attributable to the period of time before the Closing Date) that would have been levied if notice of the transfer of ownership had been properly given to the appropriate assessing office as required under MCL 211.27a, (ii) interest and penalties applicable to any additional property taxes (attributable to the period of time before and after the Closing Date) that would have been levied if notice of the transfer of ownership had been properly given to the appropriate assessing office as required under MCL 211.27a, from the date such taxes would have been originally levied through the date such taxes are paid, and (iii) any other penalties for failure to give notice of such transfer to the appropriate assessing office. Purchaser acknowledges that, notwithstanding any provision to the contrary herein, it shall be liable for any additional property taxes (but not any penalties or interest), attributable to any period of time on or after the Closing Date, that would have been or are levied if notice of the transfer of ownership had been properly given or is given to the appropriate assessing office.

          6.          Employee Vacation Credit. The Asset Purchase Agreement shall be amended to provide that the employees of Seller that are hired by Purchaser shall be given credit for purposes of vacation earned under Purchaser's plans as if such employees had been employed by Purchaser for all of the calendar year 2006. As a result, the following provision shall be added to the end of Section 5.19 of the Asset Purchase Agreement:

          With respect to any employees of Seller that Purchaser hires on or immediately following the Closing Date, such employees shall be given credit by Purchaser under Purchaser's vacation policies for purposes of vacation earned by such employee in calendar year 2006 as if such employee had been employed by Purchaser since January 1, 2006.

          7.          Waiver of Certain Claims. In consideration of the Purchase Price adjustment set forth in Paragraph 1 of this Amendment and other good and valuable consideration: (a) Purchaser waives its right to any and all remedies, including without limitation, any indemnification under Section 7.2(a)(i) of the Asset Purchase Agreement, based on any claim of breach of the representations and warranties of Seller to the extent based on the items set forth in Exhibit C to this Amendment. Notwithstanding anything to the contrary contained in this Amendment, nothing herein shall affect Purchaser's right to seek indemnification based on facts or circumstances that are unknown or should have been known based upon the items set forth on Exhibit C to Purchaser as of the Closing Date. All other rights of Purchaser to seek indemnification under Article 7 of the Asset Purchase Agreement shall remain unaffected; (b) Purchaser expressly waives its right, if any, to delay closing or to not close the transactions contemplated by the Asset Purchase Agreement based on an asserted failure to satisfy any of the conditions described in Sections 2.1(a), (b), (c), (f), and (t) of the Asset Purchase Agreement, to the extent based on the items set forth in Exhibit C to this Amendment; (c) Purchaser expressly waives its right, if any, to delay closing or to not close the transactions contemplated by the Asset Purchase Agreement based on an asserted failure of any of the conditions described in Sections 2.1(g), (i), (l), (n), (o), (p), (q), (s), (t), (v), and (w); (d) Purchaser expressly waives and releases Seller from Seller's obligations arising under any other agreement, covenant or promise described in the Asset Purchase Agreement, including without limitation, Sections 5.1(a) and 5.12(b), to the extent based on the items set forth in Exhibit C to this Amendment; and (e) Seller expressly waives its right, if any, to delay closing or not close the transactions contemplated by the Asset Purchase Agreement based on an asserted failure of any of the conditions described in Sections 2.2(e) and (f). In consideration of access being granted to the Premises beginning at the close of business on March 25, 2006, Purchaser (i) waives its right to any and all remedies, including without limitation, any indemnification under Section 7.2(a) of the Asset Purchase Agreement, with respect to a breach of Seller's obligations under Section 5.20 if Seller complies with its obligations under Section 5.20 of the Asset Purchase Agreement by or within sixty (60) days after the Closing Date and (ii) covenants that, in the event Purchaser exercises its right, if any, not to close the transactions contemplated by the Asset Purchase Agreement, it will use its best efforts to restore the Premises to the condition they were in at the close of business on March 25, 2006, within three (3) to five (5) days after March 27, 2006, and Purchaser shall reimburse Seller for any profits lost from March 27, 2006 until such Premises are restored; provided, however, that Purchaser shall have no obligation to so restore the Premises with respect to modifications, if any, undertaken at Seller's direction without the consent of Purchaser.

          8.          Acknowledgment. The Asset Purchase Agreement shall be amended by adding the following language to the end of Section 7.1(c):

          provided that the representation and warranty in Section 3.17 shall terminate on the fifth (5th) anniversary of the Closing Date solely with respect to any matter identified in Exhibit D of the Amendment;

          9.          Counterparts. This Amendment may be executed in multiple counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same document.

          10.          No Other Changes. All other terms, conditions, covenants, obligations and agreements in the Asset Purchase Agreement shall remain in full force and effect and without any change due to this Amendment.

          11.          Execution by Guarantors. The Guarantors execute, and consent to, this Amendment for the sole purpose of, jointly and severally, guarantying to Purchaser the full and prompt payment and performance by Seller of all of Seller's obligations under Sections 7.2(a)(i) and (iii) of the Asset Purchase Agreement, as amended by this Amendment (as may be limited thereunder or hereby).

[Signatures appear on next page.]

                    IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be executed as of the first date written above.

D&W Food Centers, Inc.		Family Fare, LLC

By:		By:
Name:		Name:
Its:		Its:

D&W Associate Resources, LLC		Prevo's Family Markets, Inc.

By:	D&W Food Centers, Inc.	By:
Its:	Manager	Name:
By:		Its:
Name:
Its:

"SELLER"		"PURCHASER"

Robert A. Woodrick

Aleicia D. Woodrick

Georgia R. Gietzen

Jeffrey A. Gietzen

Douglas E. Blease

Gerald E. Matthews

"GUARANTORS"